SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

  [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the year ending December 31, 2000

  [   ]        Transitional  report  pursuant to Section 15(d) of the Securities
               Exchange Act of 1934

                        Commission file number: 333-81837

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        The Doty Agency, Inc. 401(k) Plan

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             German American Bancorp
                            711 Main Street, Box 810
                           Jasper, Indiana 47546-3042

                              REQUIRED INFORMATION

A.   Financial Statements and Schedules:

       Report of Independent Auditors

       Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

       Statement of Changes in Net Assets Available for Benefits

       Notes to Financial Statements

       Schedule of Assets (Held at End of Year)


B.   Exhibits

       Consent of Independent Auditors


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                The Doty Agency, Inc. 401(k) Plan
                                           (Name of Plan)



Date  June 26, 2001
      -------------             German American Bank, Trustee


                                By:  /s/ Bonnie S. Hochgesang
                                     -------------------------------------------
                                     Bonnie S. Hochgesang, T.O.

                        THE DOTY AGENCY, INC. 401(k) PLAN
                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS ..............................................  1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
       DECEMBER 31, 2000 AND 1999 ...........................................  2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ..............  3

     NOTES TO FINANCIAL STATEMENTS ..........................................  4


SUPPLEMENTAL INFORMATION

     SCHEDULE OF ASSETS (HELD AT END OF YEAR)................................  8

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
The Doty Agency, Inc. 401(k) Plan
Petersburg, Indiana

We have audited the accompanying statements of net assets available for benefits of The Doty Agency, Inc. 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ Crowe, Chizek and Company LLP
                                      ------------------------------------------
                                      Crowe, Chizek and Company LLP

South Bend, Indiana
April 13, 2001



                        THE DOTY AGENCY, INC. 401(k) PLAN
                              FINANCIAL STATEMENTS

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                               2000             1999
                                               ----             ----

ASSETS
     Investments (Notes 2 and 4)             $89,721          $35,758

     Receivables
         Employer contribution                   ---              269
         Participant contributions               ---              134
         Income                                   19               21
                                             -------          -------
                                                  19              424

     Cash and cash equivalents                    94              ---
                                             -------          -------


NET ASSETS AVAILABLE FOR BENEFITS            $89,834          $36,182
                                             =======          =======



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.


                       THE DOTY AGENCY, INC. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

--------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income
    Net depreciation in fair value of investments (Note 4)             $(10,279)
    Interest and dividends                                                5,181
                                                                       --------
                                                                         (5,098)

  Contributions
    Employer's                                                           19,356
    Participants'                                                        50,401
                                                                       --------
                                                                         69,757
      Total additions                                                    64,659

Deduction from net assets attributed to:
  Benefits paid to participants                                          14,112
                                                                       --------

Net increase prior to plan transfers                                     50,547

Plan transfer                                                             3,105

Net increase                                                             53,652

Net assets available for benefits
  Beginning of period                                                    36,182
                                                                       --------

  End of period                                                        $ 89,834
                                                                       ========


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                        THE DOTY AGENCY, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Doty Agency, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan covering all employees of The Doty Agency, Inc. (the Company) who have one year of service. The Company is a wholly owned subsidiary of German American Bancorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established in 1999. All employees who were participants in the German American Bancorp Employees Profit Sharing Plan and employed by The Doty Agency, Inc. became participants in the Plan as of the effective date. The Plan allows transfers of participant balances from the German American Bancorp Employees Profit Sharing Plan.

Contributions: Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution retirement plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. During 2000, the Company matching contribution was equal to 50% of the first 6% of compensation deferred into the Plan by a participant. Contributions are subject to certain general limitations imposed by the Internal Revenue Service (IRS).

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company's liability for future matching contributions to the Plan. During 2000, forfeitures of $252 were used to reduce the 2000 matching contribution.

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, and is based on the following schedule:

                       Years of            Vesting
                       Service            Percentage
                       -------            ----------

                         0-2                    0%
                         3                     20%
                         4                     40%
                         5                     60%
                         6                     80%
                         7                    100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: On termination of service, a participant will receive a lump sum amount equal to the value of his or her vested interest in their account. Balances are generally paid as a single lump-sum distribution. However, participants have the option of receiving payment of amounts transferred from the German American Bancorp Employees' Profit Sharing Plan in the form of a single life or a joint and last survivor annuity. These transferred amounts may also be paid to the participant in the form of periodic installments.

Participant Loans: Participants may borrow from the Plan. The amount which can be borrowed is a maximum generally equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
(from) the investment fund from (to) the Participant Loan fund. Loan terms generally range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The German American Bancorp stock is valued at its quoted market price. Cash and cash equivalents are stated at cost, which approximates fair value.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                                     2000        1999
                                                                     ----        ----

Stable Asset Fund, 3,487.83 and 4606.86 shares, respectively      $  3,488    $  4,607
Diversified Conservative Fund, 626.31 and 187.49 shares,
  respectively                                                       6,727       2,151
Diversified Conservative Income Fund, 586.46 and 173.78
   shares, respectively                                              6,551       1,979
Diversified Global Growth Fund, 2,076.51 and 644.01 shares,
  respectively                                                      26,766       9,602
Diversified Moderate Growth Fund, 598.65 and 206.73 shares,
  respectively                                                       7,687       2,905
Diversified U.S. Stock Fund, 2,335.72 and 773.41 shares,
  respectively                                                      36,204      13,774

During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $(10,279) as follows:

                                                                     2000
                                                                     ----

     Mutual Funds                                                 $ (9,373)
     Common stock                                                     (906)
                                                                  --------

                                                                  $(10,279)
                                                                  ========

NOTE 5 - PARTY-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Company is a wholly owned subsidiary of German American Bancorp. Therefore, the Plan's investments in German American Bancorp common stock qualify as party-in-interest investments.

                                                                     2000        1999
                                                                     ----        ----


     German American Bancorp common stock (at market value)       $  2,298    $    740


NOTE 6 - TAX STATUS

The Plan has not been submitted to the Internal Revenue Service for a determination letter as to the qualification of the Plan and the tax-exempt status of the Trust. However, the Plan administrator believes that the Plan is designed and is operated in compliance with applicable provisions of the IRC.


NOTE 7 - SUBSEQUENT EVENTS

Effective May 31, 2001, the Plan was amended, subject to final regulations under Internal Revenue Code Section 411(d)(6), to eliminate all forms of benefit payments other than lump sum and rollover distributions.

During 2001, the Plan Administrator plans to merge the Plan into the German American Bancorp Employees' Profit Sharing Plan.

                                       SUPPLEMENTAL INFORMATION

                                  THE DOTY AGENCY, INC. 401(K) PLAN
                               SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                          December 31, 2000

-----------------------------------------------------------------------------------------------------

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE 4I


Name of Plan Sponsor:               The Doty Agency, Inc.
                       -------------------------------------
Employer Identification Number:          35-1985025
                                 ---------------------------
Three-Digit Plan Number:                     001
                          ----------------------------------


                                                         (c)
                                                   Description of
                       (b)                           Investment
  (a)          Identity of Issue,                     Including
                    Borrower,                     Number of Shares,
                   Lessor, or                   Rate of Interest and          (d)            (e)
                  Similar Party                    Maturity Dates            Cost         Fair Value
                  -------------                    --------------            ----         ----------

        SEI Stable Asset Fund                      3.487.83 shares            **           $ 3,488
        SEI Diversified Conservative Fund            626.31 shares            **             6,727
        SEI Diversified Conservative
          Income Fund                                586.46 shares            **             6,551
        SEI Diversified Global Growth
          Fund                                     2,076.51 shares            **             6,766
        SEI Diversified Moderate Growth
          Fund                                       598.65 shares            **             7,687
        SEI Diversified U.S. Stock Fund            2,335.72 shares            **             6,204
   *    German American Bancorp
          common stock                               187.60 shares            **             2,298
                                                                                           -------

                                                                                           $89,721


------------------------------------------------------------------------------------------------------
*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented